SUB-ITEM 77D: Policies with respect to security investments



At a meeting held on February 13, 2003, the Board of Directors of the Fund approved the reduction of the requirement that at least 35% of the Fund's assets be invested in foreign securities to provide that at least 30% of the Fund's assets be invested in such securities.